02 NOV -4 AM 9:2

BEAUFIELD CONSOLIDATED RESOURCES INC.
19 Nesbitt Street – Ottawa – Ontario K2H 8C4
P.O. Box 11385 – Station H – Ottawa – Ontario K2H 7V1
Tel: 613-721-2919 Fax: 613-828-7268
e-mail: beaufield@rogers.com

Exemption file Number: 82-1557

October 30, 2002

Listings Department
TSX Venture Exchange
P.O. Box 1033
Vancouver, B.C. V7Y 1H1
Fax: 1-604-844-7502

02055666

SUPPL

Sir/Madam:

Herewith a copy of Notice of Shares Issued Upon Exercise of Reserved Securities for the month of October 2002, issued pursuant to a $250,000 Flow-Through Private Placement undertaken on behalf of Beaufield Consolidated Resources Inc.

We trust this meets with your requirements.

Yours sincerely,
BEAUFIELD CONSOLIDATED RESOURCES INC.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

JENS E. HANSEN, P.Eng.
President

11/18

cc. Ontario Securities Commission	Fax: 1-416-593-8252
Commission des valeurs mobilières du Québec	Fax: 1-514-873-3090
Securities and Exchange Commission	Fax: 1-202-942-9627
Alberta Securities Commission	Fax: 1-780-422-0777
Mr. Greg Chu – Gregory T. Chu, a Law Corporation	Fax: 1-604-687-6684
Mr. Alain Lemaire – Raymond Chabot Grant	Fax: 1-819-825-1461

NOTICE TO THE TSX VENTURE EXCHANGE OF SHARES ISSUED UPON EXERCISE OF RESERVED SECURITIES

Name of Issuer: Beaufield Consolidated Resources Inc.

Details of shares issued:

Name of Holder	Number of Shares	Conversion Price	Nature of Grant	Date of Exercise
Dundee Securities Corporation (CMP 2002 Resource Limited) Partnership Suite 5500 40 King Street West, Toronto, Ontario M5H 4A9	1,250,000 shares and 125,000 Broker warrants	$0.20 $0.20	Flow-through Private Placement	October 28, 2002 Expire October 28, 2004

Total: shares: 1,250,000

Total shares issued: 26,580,311(as at October 30, 2002).

Dated: October 30, 2002

Per: ______________________

Jens E. Hansen, P.Eng.
President
Beaufield Consolidated Resources Inc.

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	8217
CONNECTION TEL	613 828 7268
SUBADDRESS	
CONNECTION ID	
ST. TIME	10/30 15:10
USAGE T	00'40
PGS.	2
RESULT	OK